Mail Stop 6010


									July 6, 2005


J. Adam Abram
President and Chief Executive Officer
James River Group, Inc.
1414 Raleigh Road - Suite 415
Chapel Hill, North Carolina  27517


Re:  	James River Group, Inc.
Amendment No. 1 to Form S-1 Registration Statement
	File No. 333-124605


Dear Mr. Abram:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary - page 1

1. We note your response to comment 6 in our previous letter, but we are unable to locate the revised language. Please revise as we previously requested.



Selected Operating History - page 5

2. Refer to your response to comment one on page 3 of your response.
"Underwriting profit (loss)" when compared to net income excludes certain revenues and expenses that are recurring in nature. These are the recurring items referred to in our previous comment. The exclusion of these recurring items is inconsistent under the existing non-GAAP guidance. Please explain to us the appropriateness of removing these recurring items or remove the references to this measure.

Sources of Certain Statistical and Other Information - page 21

3. We note the revision you made in response to comment 16, but it does not fully address the issue we raised. Please delete the entire paragraph as we previously requested.

Use of Proceeds - page 22

4. We have considered your response to comment 17. We continue to believe that you should revise the disclosure as we previously requested.

Dilution - page 24

5. While we note that you only had one common share as of March
31,
2005, please revise your table so that its starting point is actual net tangible book value per share.

Selected Historical Consolidated Financial and Other Data - page
25

6. Refer to your response to comment 19. We note that you added a line item to reflect a stock split that you expect to affect prior to the completion of the offering. Please revise the disclosure to clarify that the conversion and the stock-split will take place after effectiveness of the registration statement. In addition, clarify that the diluted EPS will be reflective of the basic EPS upon the conversion of the preferred shares.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations - page 27

Overview - page 27

7. Please explain to us why you provided the table at the bottom of page 28 that removes the effects of a reinsurance contract from your operations. Further clarify for us and in your disclosure whether this agreement represents a modified co-insurance agreement and how you treat the assets maintained in the "funds-held account." Also explain why you feel it is appropriate to remove the effects of this treaty in your discussions within document such as the fourth full paragraph on page 44 where you discuss the expense ratio.

Critical Accounting Policies - page 29

Reserve for Losses and Loss Adjustment Expenses - page 29

8. Refer to your response to comment 20. In the first paragraph of this section you state that you "utilize several actuarial methods to arrive at [your] loss reserve estimates with emphasis on two methods." Please disclose the following related to your methodology:

* The multiple point estimates generated including specifically the two methods specifically referenced in addition to any other methods employed that generated point estimates outside the range of these two methods.

* Clarify whether the same method is applied to each line of business or if the method may differ between lines of business.

* For the point estimate selected from these methods, discuss why the method selected at that point in time is appropriate. If you switched methods, include a discussion of the specific factors that caused management to determine that the new methodology is the most appropriate.

* Provide quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the variables would have on reported results, financial position and liquidity.

Results of Operations - page 32

Three Months Ended March 31, 2005 Compared to Three Months Ended
March 31, 2004 - page 32

9. Please revise the table on page 34 to reflect your reserves by major line of business not just business segment.



10. It appears that management significantly revised its estimate of loss reserves recorded in prior years. Please revise Management`s Discussion and Analysis to explain the reason for this change in estimate. For each line of business, include the following disclosures:

* Identify the years to which the change in estimate relates and discuss and quantify any offsetting changes in estimates that increase and decrease the loss reserve.

* Identify the changes in the key assumptions made to estimate the reserve since the last reporting date.

* Identify the nature and timing of the change in estimate, explicitly identifying and describing in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

* Ensure the disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

Underwriting - page 116

11. We note your response to comment 28. We have not yet received your directed shares offering materials. Please provide them as soon as possible so that we have an opportunity to review them.


Financial Statements - December 31, 2004, page F-1

Consolidated Statements of Operations, page F-5

12. Refer to your response to comment 32. Please provide pro forma
EPS for the most recent annual and interim periods wherever EPS is presented that reflects the conversion of the shares and the stock split. Refer to Item 11-01(a)(8) of Regulation S-X.








Notes to Consolidated Financial Statements, page F-8

1.  Accounting Policies, page F-8

Investments, page F-8

13. Refer to your response to comment 36. Please revise the added disclosure to address the period that adjustments as a result of changes in estimated prepayment experience are recognized.

Recent Accounting Pronouncements, page F-11

14. Refer to your response to comment 33. Please explain to us the appropriateness of adopting this statement in the middle of an interim period as it appears is the company`s intention. Refer to paragraphs 69 and 73 of SFAS 123R.

2.  Acquisition, page F-12

15. Refer to your response to comment 34. Please provide further clarification to us about the insurance operations of Fidelity prior to the acquisition. Clarify what you mean when you say it had "very minimal insurance operations." You state that the company had "no net earned premium [or] no net incurred loss and loss adjustment expenses." Please tell us what gross premiums and losses were.

3.  Earnings (Loss) Per Share, page F-13

16. Refer to your response to comment 35. Please explain to us why the 4,647 shares excluded disclosed in the note differs from the numbers that it appears that you excluded based on the table in your response.

12.  Capital Stock, page F-20

Convertible Preferred Stock, page F-20

17. Refer to your response to comment 31. Please explain to us and disclose why the liquidation preference disclosed on the face of the balance sheet differs so significantly from the proceeds received related to Series A. Also explain why the liquidation preference related to the Series B shares increased so significantly in the current period.


20.  Segment Information, page F-28

18. Refer to your response to comment 38. Please explain to us why the revision that states that you use "underwriting profit (loss)" to evaluate the insurance segments in addition to "pre-tax net income
(loss)" is consistent with the guidance of paragraph 30 of SFAS
131.
Clarify which measure is the one actually used by management.




*	*	*	*	*



	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Keira Ino at 202-551-3659 or James Atkinson at
202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director


Cc:	Kenneth L. Henderson, Esq.
	Bryan Cave LLP
	1290 Avenue of the Americas
	New York, NY 10104-3300

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J. Adam Abram
James River Group, Inc.
June 2, 2005
Page 7